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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          Fremont General Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                  A-357288109

                                 (CUSIP Number)

                               James A. McIntyre,
     2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404
                                (310) 315 -5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 1995

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

 -------------------------------                            -----------------
         CUSIP No. A-357288109                              Page 2 of 6 Pages
 -------------------------------                            -----------------




 ------- ---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James Albert McIntyre      ####-##-####

 ------- ---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

 ------- ---------------------------------------------------------------------
   3     SEC USE ONLY

 ------- ---------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         OO, PF
 ------- ---------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

 ------- ---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
 ------- ---------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              1,368,023
      OWNED BY         -------------------------------------------------------
        EACH
     REPORTING          8     SHARED VOTING POWER
       PERSON
        WITH
                       -------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              1,368,023

                       -------------------------------------------------------

                       10     SHARED DISPOSITIVE POWER


 -----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,368,023
 -----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                               /X/
  ----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1%
 -----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
 -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     ITEM 1.  Security and Issuer.

        Common Stock of Fremont General Corporation (the "Company"), 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404.


     ITEM 2.  Identity and Background.

        Set forth below is the following information with respect to the individual on behalf of whom this Schedule 13D is being signed: (a) name; (b) address; (c) information concerning principal occupation or employment; (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the past five years; and (f) information with respect to citizenship.

               (a)      James Albert McIntyre

               (b)      2020 Santa Monica Boulevard, Suite 600
                        Santa Monica, California 90404

               (c) Chairman and Chief Executive Officer of the Company, whose address is set forth in Item 1 hereof.

               (d)      No convictions in criminal proceedings.

               (e)      No civil or administrative proceedings.

               (f)      United States.


     ITEM 3.  Source and Amount of Funds or Other Consideration.1

        Mr. McIntyre indirectly owns the 885,654 shares of the Company's Common Stock held by the James A. McIntyre Living Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired 880,656 shares as a gift from James A. McIntyre and 4,998 shares of the Company's Common Stock as a gift from the McIntyre Family Trust.

     Mr. McIntyre indirectly owns the 4,000 shares of the Company's Common Stock held by the James A. McIntyre Grandchildren's Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired the 4,000 shares of the Company's Common Stock as a gift from the James A. McIntyre Living Trust.




--------
1 All share numbers and prices included herein have been adjusted for the 10% stock dividend paid by the Company in June 1995, but have not been adjusted for the three-for-two split of the Company's Common Stock that was effected in January 1996 and will be paid in February 1996.



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                                                                   Page 4 of 6
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     Mr.  McIntyre is a remainder  beneficiary of The Padaro Trust which owns an aggregate of 990,000 shares of the Company's Common Stock (as to which Mr. McIntyre disclaims beneficial ownership).

        Mr. McIntyre also indirectly owns as of January 15, 1996 (the most recent valuation date), (i) 120,455 shares pursuant to the Company's 401(k) Plan, (ii) 11,425 shares pursuant to the Company's Employee Stock Ownership Plan ("ESOP"), (iii) 11,242 shares pursuant to the Company's Excess Benefit Plan, and
(iv) 11,724 shares pursuant to the Senior Supplemental Executive Retirement Plan ("SERP").

        In addition, Mr. McIntyre has been granted options to purchase an aggregate of 396,936 shares of Common Stock under the Company's Amended Non-Qualified Stock Option Plan of 1989. Mr. McIntyre was granted (i) an option to purchase 59,663 shares of Common Stock on November 13, 1989 at an exercise price of $7.222 per share, (ii) an option to purchase 23,100 shares of Common Stock on May 31, 1990 at an exercise price of $9.03 per share, (iii) an option to purchase 85,317 shares of Common Stock on November 8, 1990 at an exercise price of $6.31 per share, (iv) an option to purchase 79,421 shares of Common Stock on November 14, 1991 at an exercise price of $15.15 per share, (v) an option to purchase 56,925 shares of Common Stock on November 12, 1992 at an exercise price of $16.21 per share, (vi) an option to purchase 40,810 shares of Common Stock on November 16, 1993 at an exercise price of $22.50 per share and
(vii) an option to purchase 51,700 shares of Common Stock on November 10, 1994 at an exercise price of $21.93 per share. The options are exercisable at a rate of 25% per year beginning on the first anniversary of the date of grant. As of January 15, 1996, options to purchase 323,523 shares of Common Stock were exercisable within 60 days. The options expire as to unexercised shares on the tenth (10th) anniversary of the date of grant. The exercise price of the options has been adjusted to reflect a price reduction feature approved by the Company's stockholders on May 12, 1994, pursuant to which the exercise price of the options is automatically reduced by one-sixth (1/6) of the original exercise price upon the fifth (5th) anniversary of the date of grant and on each successive anniversary thereafter until the option is either exercised or expires.

      ITEM 4  Purpose of Transaction.

        Mr. McIntyre acquired the majority of his shares of the Company's Common Stock through (i) gifts from family members, (ii) purchases directly from the Company and (iii) private purchases and transfers from family members. He acquired the remainder of his shares under employee benefit plans. Mr. McIntyre sold 165,000 shares of the Company's Common Stock through a series of transactions in the public market during October and November 1996, and may sell or acquire additional shares in the future depending on his view of the business prospects of the Company, investment alternatives, market conditions, and other factors.


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     ITEM 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by Mr. McIntyre are as follows:

        Name            Shares  Beneficially  Owned       Percent of Class(1)
--------------------    ----------------------------    ----------------------
 James A. McIntyre               1,368,023 (2)                   8.1%


(1) Based on 16,929,010 shares of the Company's Common Stock outstanding as of October 31, 1995, according to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1995, filed November 13, 1995.

(2) Includes 323,523 options to purchase the Company's Common Stock which were exercisable within sixty days and 154,846 shares held by the trustees under the Company's 401(k) Plan, Employee Stock Ownership Plan, Excess Benefit Plan and Senior Supplemental Executive Retirement Plan (the "Plans").


     (b) Mr. McIntyre has sole voting and dispositive power with respect to the 885,654 shares of the Company's Common Stock owned by the James A. McIntyre Living Trust of which he is trustee and the 4,000 shares of the Company's Common Stock owned by the James A. McIntyre Grandchildren's Trust of which he is trustee, and will have sole voting and dispositive power with respect to any shares issued upon the exercise of outstanding vested stock options. Shares held in trust under the Plans other than the ESOP and SERP are allocated to the participants and are voted pursuant to the participant's instructions (or for those participants who do not vote, in proportion to the votes which are received from participants who do vote). Shares held in the ESOP and SERP are voted by the Plan's trustee upon instructions from the participant to whose account the stock is allocated and from the Committee appointed by the Company's Board of Directors as to the unallocated shares of stock.

     (c) The following is a list of transactions within the past sixty days by Mr. McIntyre:

     Mr. McIntyre, as trustee, sold through a series of transactions in the public market during October and November 1995, 165,000 shares of the Company's Common Stock held by the James A. McIntyre Charitable Remainder Unitrust of which Mr. McIntyre holds a vested beneficiary interest.

     Mr. McIntyre also participates in the Company's benefit plans under which periodic purchases of the Company's Common Stock are made.





     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              None.


     ITEM 7.  Material to Be Filed as Exhibits.

              None.



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     ITEM 8.  Signature Page:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 30, 1996                           /s/ JAMES A. MCINTYRE
                                                   --------------------------
                                                   James A. McIntyre